INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

December 31, 2013

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Comments to Revised Preliminary Information Statement on Schedule 14C

Filed December 20, 2013

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) in response to the comments received from the U.S. Securities and Exchange Commission by a letter dated December 20, 2013 to the Company’s Revised Preliminary Information Statement on Schedule 14C. Below are the Company’s responses to each of the comments:

General

1.

We note your response to comment 1 in our letter dated November 29, 2013. Please provide more detail regarding the $8,195,596 of professional fees under the pro forma adjustments for the 12 months ended December 31, 2012.

To answer the question raised by the comment, the amount of professional fees was originally derived from the value of the bonus shares to be issued ($3,400,000), the bonus shares under the consulting agreements ($3,995,596), and the amount of consulting payments due in the first year ($800,000), excluding any consulting payments due to Pierre Quilliam and Tom Ridenour.  However, as discussed in a call with the staff, the bonus shares and the consulting shares and payments have been removed from the pro forma financial statements.  In addition, the accounting for the Equipment Acquisition has been changed to remove any accrual for goodwill or capitalized lease cost, and any associated amortization.

Acquisition and Lease of Casino Equipment, and Related Transactions, page 3

Summary Term Sheet, page 3

2.

We note in the bullet points in this section and elsewhere in the filing that you assumed a market price per share of $0.20. Please disclose the basis for this assumption or reflect your recent closing share price of $0.01 and revise the number of shares and percentage of your outstanding shares throughout the filing accordingly.

The Company has changed the assumed value of the shares to $0.13 per share, based on the closing price of $0.013 per share as of December 30, 2013.  The prior assumed value was based on the value of the shares in September 2013 when the underlying agreements were originally entered into. The revised information statement now discloses in various places that the assume value is based on the recent closing price of the common stock, as adjusted for the proposed 1 for 10 reverse stock split.

3.

We reissue prior comment 3 in part. Please disclose whether the material transactions related to the Equipment Acquisition may constitute a change of control of the company.

As discussed in a call with the staff, the Company has revised the existing disclosure regarding the potential for a change of control to provide additional disclosure that the percentage of shares issuable to persons who are not currently shareholders could change significantly if the future value drops below the assumed value of $0.13 per share.

4.

We reissue prior comment 4. Please disclose the dilution effect on the existing shareholders as a result of the transactions related to the Equipment Acquisition.

The last bullet point in the summary term sheet has been expanded to add a table showing the amount of dilution existing shareholders will suffer, and the source of the dilution.

Attached hereto are selected pages of the a proposed information statement that shows redlined changes that will be made to the information statement and the pro forma financials relevant to the comments discussed above.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated December 31, 2013, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goldland Holdings Co.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer